UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Synchrony Credit Card Master Note Trust

(Exact name of issuing entity as specified in its charter)

Commission File Numbers of issuing entity: 333-206176-01, 333-181466, 333-229815-01

Central Index Key Number of issuing entity: 0001290098

RFS Holding, L.L.C.

(Exact name of depositor as specified in its charter)

Commission File Numbers of depositor: 333-206176, 333-181466-01, 333-229815

Central Index Key Number of depositor: 0001226006

c/o Synchrony Financial

777 Long Ridge Rd, Building S, 3rd Floor, Stamford, Connecticut 06902

(877) 441-5094

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

All classes of asset-backed securities issued by Synchrony Credit Card Master Note Trust
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:         0

Pursuant to the requirements of the Securities Exchange Act of 1934, Synchrony Credit Card Master Note Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2023

Synchrony Credit Card Master Note Trust,
as the issuing entity

	By:	RFS Holding, L.L.C., as depositor

	By:	/s/ Chris Coffey
	Name:	Chris Coffey
	Title:	Vice President